Filed pursuant to Rule 433. Registration Statement Nos. 333-179685 and
333-179685-01.

RBS Exchange Traded Notes

RBS US Mid Cap Trendpilot[] ETN (TRNM)

The RBS US Mid Cap Trendpilot[] Exchange Traded Notes (RBS ETNs) are unsecured and senior obligations of The Royal Bank of Scotland N.V. (RBS NV), and are
fully and unconditionally guaranteed by RBS Holdings N.V. (RBS Holdings). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS NV and RBS
Holdings to pay, and are also subject to market risk.

RBS US Mid Cap Trendpilot[] ETNs track the RBS US Mid Cap Trendpilot[] Index
(USD) which provides:
Trend-following exposure using an objective and transparent methodology to either the S and P MidCap 400([R]) Total Return Index or the Cash Rate; Mid Cap
Exposure in positive trending markets by tracking the S and P MidCap 400([R]) Total
Return Index, the level of which incorporates the reinvestment of any cash dividends paid on its component securities. The RBS ETNs do not pay interest or dividends; and Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot([]) Index Methodology

The above graph illustrates the operation of the Trendpilot[] Index
Methodology. It does not re[]ect any actual performance of the Benchmark Index or the Index, and is not an indication of how either index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.
If neither of the above conditions is satis[]ed, the trend of the Benchmark
Index will be the same as the trend of the Benchmark Index on the immediately preceeding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the
Index business day on which the Benchmark Index trend switches from positive to negative or from negative to positive, as the case may be.
(1)Benchmark Index Dividend Yield means the sum of the gross dividends paid on the securities comprising the Benchmark Index (which is a total return index)
over the prior 12 months ending 6/29/2012 divided by the closing level of the price return version of the Benchmark Index as of 6/29/2012.

Not FDIC Insured. May Lose Value.

RBS ETN Details
--------------------------------------------------
Issuer         The Royal Bank of Scotland N.V.
-------------- -----------------------------------
Guarantor      RBS Holdings N.V.
-------------- -----------------------------------
Ticker         TRNM
-------------- -----------------------------------
Intraday       TRNM.IV
Indicative
Value Ticker
-------------- -----------------------------------
CUSIP          78009L209
-------------- -----------------------------------
ISIN           US78009L2097
-------------- -----------------------------------
Primary        NYSE Arca
Exchange
-------------- -----------------------------------
Maturity       1/25/2041
-------------- -----------------------------------
Benchmark      1.53%
Index Dividend
Yield(1)
-------------- -----------------------------------
Index          RBS US Mid Cap Trendpilot[]
               Index (USD) (Bloomberg page:
               "TPMCUT Index"), which
               tracks the Benchmark Index or
               the Cash Rate depending on
               the relative performance of the
               Benchmark Index on a simple
               historical moving average basis
-------------- -----------------------------------
Benchmark      S and P MidCap 400([R]) Total Return
Index          Index (Bloomberg symbol:
               "SPTRMDCP Index")
-------------- -----------------------------------
Cash Rate      Yield on a hypothetical notional
               investment in 3-month U.S. Trea-
               sury bills as of the most recent
               weekly auction (Bloomberg page:
               "USB3MTA Index")
-------------- -----------------------------------
Annual         When the Index is tracking the
Investor Fee   Benchmark Index: 1.00% per
(accrued on a  annum.
daily basis)   When the Index is tracking the
               Cash Rate: 0.50% per annum.
-------------- -----------------------------------
Repurchase at  You may offer your RBS ETNs
your option    to RBS NV for repurchase on
               any business day on or prior to
               1/16/2041, provided that you offer
               a minimum of 20,000 RBS ETNs
               for any single repurchase and
               follow the procedures described
               in the pricing supplement.
-------------- -----------------------------------
Early          We may redeem all of the RBS
redemption at  ETNs at our discretion at any time
our option     on or prior to 1/23/2041.
-------------- -----------------------------------
Daily          Upon early repurchase or
Redemption     redemption or at maturity, you will
Value          receive a cash payment equal to
               the daily redemption value per
               RBS ETN. The daily redemption
               value on the relevant valuation
               date will be published on
               www.rbs.com/etnUS/TRNM*.
-------------- -----------------------------------

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To []nd out more
Call toll free 855-RBS-ETPS or visit www.rbs.com/etnUS

Historical Performance (%) -- as of 06/30/2012

                                                          1-MONTH 3-MONTH 1-YEAR SINCE RBS ETN INCEPTION
                                                            (%)     (%)     (%)        (1/25/11) (%)
--------------------------------------------------------- ------- ------- ------ -----------------------
RBS US Mid Cap Trendpilot[] ETN Daily Redemption Value(1)  1.81    -5.17  -14.09          -8.78
RBS US Mid Cap Trendpilot(TM) Index                        1.89    -4.93  -13.42          -7.67
S and P MidCap 400([R]) Total Return Index (Benchmark Index)   1.89    -4.93  -2.33           4.15
S and P MidCap 400([R]) Index (Price Only)                     1.73    -5.30  -3.78           1.99
Cash rate on 06/30/12 was 0.095%                             --      --     --             --

The table above presents the actual performance of the Index, the RBS ETNs, the
S and P 400([R]) Total Return Index (the Benchmark Index) and the S and P 400([R])
Index (Price Return) over the specified periods. For information regarding the performance of the Index, see pages PS-35 to PS-38 of the pricing supplement to the RBS ETNs []led with the U.S. Securities and Exchange Commission (SEC). Past performance does not guarantee future results.
(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the
Index is tracking the Benchmark Index, and (ii) 0.50% per annum when the Index is tracking the Cash Rate.

S and P MidCap 400([R]) Index Performance -- as of 06/30/2012

S and P MidCap 400([R]) 1-Year Annual Return Comparison (%)(1)

                                       2000  2001   2002   2003  2004   2005   2006
-------------------------------------- ----- ------ ------ ----- ----- ------- -----
S and P MidCap 400([R]) Total Return Index 17.51 -0.60  -14.51 35.62 16.48  12.56  10.32
S and P MidCap 400([R]) Index (Price Only) 16.21 -1.64  -15.44 34.02 15.16  11.27  8.99
Cash Rate (Year-End)                   5.70  1.71   1.19   0.89  2.23   3.91   4.88
                                       2007  2008   2009   2010  2011  2012-Q2
-------------------------------------- ----- ------ ------ ----- ----- ------- -----
S and P MidCap 400([R]) Total Return Index 7.98  -36.23 37.38  26.64 -1.73  7.90
S and P MidCap 400([R]) Index (Price Only) 6.69  -37.28 35.00  24.85 -3.10  7.11
Cash Rate (Year-End)                   3.31  0.05   0.11   0.18  0.03   0.10

(1) The table above does not re[]ect any Trendpilot[] Index performance. The
Trendpilot[] Index performance is not the same as the S and P MidCap 400([R]) Index performance. The Trendpilot[] Index may underperform the S and P MidCap 400([R])
Index over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate envionment.
CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount suf[]cient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets.
Liquidity of the market for RBS ETNs may vary over time. The RBS ETNs are not principal proteced and do not pay interest. Any payment on the RBS ETNs is subject to ability of RBS NV, as the issuer, and RBS Holdings, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs.
The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing.

IMPORTANT INFORMATION: The Royal Bank of Scotland N.V. (RBS NV) and RBS
Holdings N.V. (RBS Holdings) have []led a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the
offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in the registration statement and other documents that have been []led with the SEC for more complete information about RBS NV and RBS Holdings, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively,
RBS NV, RBS Securities Inc. (RBSSI) or any dealer participating in the relevant offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).
RBS US Mid Cap Trendpilot[] Index (USD) (Index) is the property of The Royal
Bank of Scotland plc, which has contracted with Standard and Poor's Financial
Services LLC (S and P) to maintain and calculate the Index. The S and P MidCap 400([R])
Index is the exclusive property of S and P and has been licensed for use by RBSSI and its af[]liates in connection with the Index. S and P shall have no liability for any errors or omissions in calculating the Index. "Standard and Poor's([R]),"
"S and P([R])" and "S and P MidCap 400([R])" are registered trademarks of S and P.
"Calculated by S and P Custom Indices" and its related stylized mark are service marks of S and P and have been licensed for use by RBSSI and its afiliates. The
RBS ETNs are not sponsored, endorsed, sold or promoted by S and P or its afiliates, and neither S and P nor its afiliates make any representation regarding the advisability of investing in the RBS ETNs.
Copyright [C] 2012 RBS Securities Inc. All rights reserved. RBS Securities
Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc and an af[]liate of
RBS NV.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | Not FDIC Insured. May Lose Value.
Dated July 3, 2012